February 14, 2020

North Square Investments Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, NE
Washington, DC 20549
Attn:    Ryan Sutcliffe, Esq.

Re:	North Square Investments Trust (the "Trust")
File Nos.: 333-226989 and 811-23373
Post-Effective Amendment No. 5 to the Trust's Registration Statement on Form N-1A
North Square Strategic Income Fund and North Square Advisory Research All Cap Value Fund (each a "Fund" and together the "Funds")

Dear Mr. Sutcliffe:

On behalf of North Square Investments Trust (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on January 21, 2020 regarding the Funds and the Trust's Post-Effective Amendment No. 5 (the "Amendment") to its registration statement on Form N-1A, as filed on November 27, 2019 (the “Registration Statement”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below in bold typeface. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

Prospectus

1.	Staff Comment: Please provide a representation that this registration statement will not be sold until after the merger is consummated.

Response: The Trust responds by confirming that this registration statement will not be used to sell shares until after the merger is consummated.

2.	Staff Comment: Please disclose the wire fee, overnight check, and retirement account fees at the appropriate location in the statutory prospectus.

Response: The Trust responds by removing these fees from the Fees and Expenses table for both funds and ensuring that the fees are disclosed in the statutory prospectus.

3.	Staff Comment: With respect to the footnote on the Fees and Expenses table, please ensure the recoupment language is the same as it is in the N-14.

Response: The Trust notes that the requested change has been made.

4.	Staff Comment: With respect to the Expense Example, please ensure that the periods reflected are only for those to which the contractual fee waiver applies.

Response: The Trust notes that the example in the table reflects the contractual fee waiver period.

5.
Staff Comment: Disclosure for any principal investment strategy related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. With respect to the risk disclosure regarding derivatives for the North Square Strategic Income Fund, the disclosure should not be generic risks associated with each derivative type. Additionally, please provide a clear purpose for investing in each derivative, for example, hedging or speculation.

Response: The Trust responds by adding a risk to the Principal Risks section for each derivative type and clarifying the purpose for which the Fund intends to use each type of derivative in the Principal Investment Strategies section.

6.	Staff Comment: Please prioritize the Principal Risks of Investing that are most likely to adversely affect the Funds' net asset value, yield, and total return.

Response: The Trust has included a list of risks that are most likely to adversely affect each Fund's net asset value, yield and total return and has alphabetized the remaining risks.

7.
Staff Comment: With respect to Closed-End Funds Risk, please add a discussion regarding liquidity and how certain closed-end funds may be difficult or impossible to sell in a short period of time and how this affects shareholders.

Response: The Trust has made the requested change.

8.	Staff Comment: Please confirm that there is no principal risk regarding large cap companies for the Funds.

Response: The Trust responds adding a Large-Cap Company Risk to both Funds.

9.	Staff Comment: With respect to the Value-Oriented Investment Strategies Risk in the Strategic Income Fund, please discuss why this is a risk but there is not a value strategy.

Response: The Trust responds by noting that value-oriented investment is not a principal investment strategy and has removed this risk from the Strategic Income Fund.

10.	Staff Comment: Under the Performance section of the summary prospectus, please add the following disclosure: Prior performance is not indicative of future performance.

Response: The Trust has made the requested change.

11.	Staff Comment: With respect to the Bar Chart and Average Annual Total Returns table, please indicate that this performance is of the predecessor fund(s).

Response: The Trust has made the requested change.

12.	Staff Comment: With respect to the name of the All Cap Value Fund and the fact that the name suggests an investment in equities, please add an 80% equities test pursuant to Rule 35(b)(1).

Response: The Trust has made the requested change.

13.	Staff Comment: Please remove the reference to 0.00% Acquired Fund Fees and Expenses for the All Cap Value Fund if there are no acquired fund fees and expenses.

Response: The Trust has made the requested change.

14.
Staff Comment: With respect to the All Cap Value Fund's strategy stating that foreign securities investment "is not expected to exceed 20%," please clarify, supplementally, if the investment is allowed to exceed 20%. If this is a restriction on foreign investment over 20%, please clarify.

Response: The Trust responds by clarifying that the Fund may exceed 20% in foreign investments.

15.	Staff Comment: Please provide a large cap risk or explain why one is not necessary.

Response: The Trust responds by adding a large-cap company risk to the Principal Risks section for both Funds.

16.	Staff Comment: Supplementally, please disclose to the Staff the amount the All Cap Value Fund currently invests in contingent convertibles.

Response: The Trust responds by confirming that as of January 30, 2020, the All Cap Value Fund did not hold any contingent convertibles.

17.
Staff Comment: With Respect to Closed-End Funds Risk, please clarify in the Principal Investment Strategies and Principal Investment Risks sections whether this is limited to closed-end funds traded on an exchange.

Response: The Trust has made the requested change.

18.
Staff Comment: Disclosure for any principal investment strategy related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. With respect to the risk disclosure regarding derivatives, the disclosure should not be generic risks associated with each derivative type.

Response: The Trust has added specific risk disclosures for the relevant derivative types that the Fund has disclosed in its Principal Investment Strategy.

19.	Staff Comment: Please remove the last sentence of the Interest Rate Risk, as it is a stale figure.

Response: The Trust has made the requested change.

*    * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please contact Scott A. Resnick of U.S. Bank Global Fund Services at (626) 914-7372 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alan Molotsky

Alan Molotsky

cc:    Robert M. Kurucza, Seward & Kissel LLP
Lauren Michnick, Seward & Kissel LLP